Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,
	2004	2005	2006	2007	2008
Computation of Earnings:
(Loss) income from continuing operations before income taxes, minority interest and (loss) income on equity method investments	$(325,112)	$(135,554)	$70,864	$152,840	$371,920
Add:
Interest expense (1)	263,734	223,911	217,134	237,314	255,073
Operating leases	35,622	50,601	71,092	73,916	79,189
Amortization of interest capitalized	2,532	2,563	2,600	2,622	2,692

Earnings as adjusted	(23,224)	141,521	361,690	466,692	708,874

Computation of fixed charges:
Interest expense	263,734	223,911	217,134	237,314	255,073
Interest capitalized	226	473	651		770
Operating leases	35,622	50,601	71,092	73,916	79,189

Fixed charges	299,582	274,985	288,877	311,230	335,032

(Deficiency) excess in earnings required to cover fixed charges	$(322,806)	$(133,464)	$72,813	$155,462	$373,842

Ratio of earnings to fixed charges (2)			1.25x	1.50x	2.12x

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purpose of this calculation, “earnings” consists of (loss) income from continuing operations before income taxes, minority interest, (loss) income on equity method investments, fixed charges (excluding interest capitalized), and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.